Exhibit 99.1

CONTACT

Edward Wong, Financial Controller

011-852-2810-7205 or fc@chrb.com

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES RELEASES

INTERIM RESULTS OF OPERATIONS

HONG KONG, November 13, 2006 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People’s Republic of China, today released unaudited interim financial statements for the six months ended June 30, 2006 as follows.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2006 AND 2005

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2006	2005	2006	2006	2005	2006
	RMB	RMB	US$	RMB	RMB	US$
NET SALES	32,526	20,947	4,066	51,664	43,150	6,458
COST OF SALES	(8,961)	(8,873)	(1,120)	(17,042)	(17,309)	(2,130)
GROSS PROFIT	23,565	12,074	2,946	34,622	25,841	4,328
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(3,715)	(1,814)	(464)	(7,106)	(5,439)	(888)
INTEREST INCOME	135	240	17	235	270	29
OTHER INCOME/ (EXPENSE), NET	1,083	16	135	4,958	(24)	620
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	21,068	10,516	2,634	32,709	20,648	4,089
INCOME TAXES	(3,338)	(1,570)	(417)	(4,906)	(3,430)	(613)
INCOME FROM CONTINUING OPERATIONS	17,730	8,946	2,217	27,803	17,218	3,476
DISCONTINUED OPERATIONS
Loss from discontinued advertising and HARC operations, net of taxes of nil	(212)	—	(27)	(486)	—	(61)
NET INCOME	17,518	8,946	2,190	27,317	17,218	3,415
Other comprehensive income/(loss):
Foreign currency translation adjustments	(3)	—	—	(11)	—	(1)
COMPREHENSIVE INCOME	17,515	8,946	2,190	27,306	17,218	3,414
INCOME PER SHARE:
Basic
Income from continuing operations	1.54	7.17	0.19	2.87	13.80	0.36
Loss from discontinued operations	(0.02)	—	—	(0.05)	—	(0.01)
	1.52	7.17	0.19	2.82	13.80	0.35
INCOME PER SHARE:
Diluted
Income from continuing operations	1.27	7.17	0.16	2.27	13.80	0.29
Loss from discontinued operations	(0.02)	—	—	(0.04)	—	(0.01)
	1.25	7.17	0.16	2.23	13.80	0.28

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	11,548,416	1,247,823	11,548,416	9,670,407	1,247,823	9,670,407
Diluted	13,959,662	1,247,823	13,959,662	12,240,535	1,247,823	12,240,535

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(Amounts in thousands, except share and per share data)

	June 30, 2006	December 31, 2005	June 30, 2006

	RMB	RMB	US$
	(Unaudited)	(Note)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	72,453	41,202	9,057
Trade receivables	502	4,622	63
Bills receivable	—	450	—
Other receivables, deposits and prepayments	1,055	422	132
Amounts due from a related company	—	20,503	—
Inventories	3,584	3,788	448
Assets held for sale	25,647	—	3,205
TOTAL CURRENT ASSETS	103,241	70,987	12,905
PROPERTY AND EQUIPMENT	36,294	33,656	4,537
GOODWILL	21,915	—	2,739
TOTAL ASSETS	161,450	104,643	20,181
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	1,011	934	126
Other payables	20,380	18,881	2,548
Advances from customers	7,040	1,174	880
Accrued liabilities	2,437	1,319	305
Current portion of capital lease	70	—	9
Amounts due to related parties	6,476	6,476	809
Amounts due to a director	13,482	23,644	1,685
Dividends payable	18,040	5	2,255
Taxes payable	4,224	2,545	528
Liabilities related to assets held for sale	2,528	—	316
TOTAL CURRENT LIABILITIES	75,688	54,978	9,461
SHAREHOLDERS’ EQUITY
Common shares, no par:
Authorized – 200,000,000 shares Issued and outstanding –11,548,416 and 1,247,823 shares in 2006 and 2005, respectively	19,222	—	2,403
Additional paid-in capital	—	—	—
Reserves	35,359	3,912	4,420
Retained earnings	30,952	45,513	3,869
Accumulated other comprehensive income	229	240	28
TOTAL SHAREHOLDERS’ EQUITY	85,762	49,665	10,720
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	161,450	104,643	20,181

The condensed consolidated statement of operations and comprehensive income (loss) for the six months ended June 30, 2006 (unaudited) and the condensed consolidated balance sheet as of June 30, 2006 (unaudited) have been prepared in accordance with generally accepted accounting principles in the United States but omit certain financial statements and footnote disclosure that would be included in full financial statements prepared in accordance with GAAP. The condensed consolidated statement of operations and comprehensive income (loss) for the six months ended June 30, 2006 (unaudited) and the condensed consolidated balance sheet as of June 30, 2006 (unaudited) are derived from, and should be read in conjunction with, the Company’s unaudited condensed consolidated financial statements for the six months ended June 30, 2006 and 2005, which was filed with the Securities and Exchange Commission on November 13, 2006 under cover of Form 6-K. The results of operations for the six months ended June 30, 2006 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2006.

This press release includes forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.

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